UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-38421

BIT DIGITAL, INC.

(Translation of registrant’s name into English)

33 Irving Place, New York, NY 10003

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Paragraph

Copies of the Bit Digital, Inc. Notice of Annual General Meeting; Proxy Statement for Annual General Meeting; Amended and Restated Memorandum of Association; and Amended and Restated Articles of Association are being furnished as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively, with this Report on Form 6-K. As a Foreign Private Issuer, Bit Digital, Inc. is not subject to the Proxy Rules under the Securities Exchange Act of 1934.

Exhibit Index

Exhibit 99.1	Notice of Annual General Meeting

Exhibit 99.2	Proxy Statement for Annual General Meeting

Exhibit 99.3	Amended and Restated Memorandum of Association

Exhibit 99.4	Amended and Restated Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bit Digital, Inc.
(Registrant)

By:	/s/ Bryan Bullett
Name:	Bryan Bullett
Title:	Chief Executive Officer

Date: June 30, 2022

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